FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

02 SEP 10 AM 12:45

02049920

SUPPL

August 29, 2002

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

dlw 9/11

File No. 82-3929

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

NEWS RELEASE

August 29, 2002

TSX Trading Symbol: FNC
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that it has optioned its 100% owned, 144 claim (23 km^2) Lac Mechant nickel/copper/cobalt prospect, 43 km NE of Sept-Iles, Quebec, to Ressources Appalaches Inc. Appalaches may earn a 50% interest in the property by spending a total of $400,000 over a period of five years, and paying Fancamp a total of $10,200.

The property is located in the Matamec Complex, a mass of gabbronorite, cut by basic dykes and containing numerous enclaves of graphitic pyrrhotite bearing paragneisses. The Lac Volant nickel discovery - massive ore grade sulphides at surface (channel sample 2.0% Ni; 2.5% Cu, 0.1% Co / 6m) - occurs in the northern part of the Complex; the Lac Mechant prospect lies 35km to the SSW in the southern part, and is characterized by large, untested nickel/copper/cobalt soil and lake bottom sediment geochemical anomalies. In 1997, Kennecott carried out a lake bottom sediment geochemical survey over the southern part of the Matamec Complex, and Lac Mechant and its immediate vicinity for example, accounted for six of the total seven 99th percentile (>52ppm) nickel values in the entire survey area (330 samples over 450 km^2).

Work is scheduled to begin shortly.

ON BEHALF OF THE BOARD

"Peter H. Smith", President

For further information, contact: Peter H. Smith, Ph. D., P.Eng., President, at 514-481-3172